FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

DATED AUGUST 9, 2002

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)
______________

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)
______________

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F |X|	FORM 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES |_|	NO |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2002	ADVANCED SEMICONDUCTOR ENGINEERING, INC. By: Joseph Tung Name: Joseph Tung Title: Chief Financial Officer

Advanced Semiconductor Engineering, Inc.
FOR IMMEDIATE RELEASE

Contact:

ASE, Inc. Joseph Tung, CFO / Vice President Freddie Liu, Assistant Vice President Tel: + 886-2-8780-5489 Fax: + 886-2-2757-6121	Investor_relations@asek.asetwn.com.tw http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
ANNOUNCES JULY 2002 NET REVENUES

Taipei, Taiwan, R.O.C., August 9, 2002 — Advanced Semiconductor Engineering, Inc. (NYSE: ASX, TAIEX: 2311), announces its unaudited consolidated net revenues and the unaudited net revenues for its packaging operations in Kaohsiung for the month of July 2002.

Consolidated Monthly net revenues (unaudited) *
(NT$ Million)	Jul 2002	Jun 2002	Jul 2001	Sequential Change	YoY Change
Net Revenues	3,857	3,594	2,504	+7.3%	+54.0%

Monthly net revenues for packaging operations in Kaohsiung (unaudited)
(NT$ Million)	Jul 2002	Jun 2002	Jul 2001	Sequential Change	YoY Change
Net Revenues	2,122	1,895	1,359	+12.0%	+56.2%

* Such consolidated net revenues include, in addition to net revenues of ASE Inc.'s packaging operations in Kaohsiung, net revenues of majority owned subsidiaries such as ASE Test Limited, ASE (Chung Li) Inc., ASE (Korea) Inc., ASE Holding Electronics (Philippines) Inc. and ASE Material Inc.